October 22, 2024

By Way of EDGAR

Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:	Susan Block
James Lopez

Re:	Federal Home Loan Bank of New York
Form 8-K
Filed March 1, 2024
Correspondence dated June 20, 2024
File No. 000-51397

Ladies and Gentlemen:

Reference is made to the comment letter dated October 17, 2024 (the “October 2024 Comment Letter”), to the Federal Home Loan Bank of New York (the “Bank”) from the staff of the Office of Finance, Division of Corporation Finance, of the U.S. Securities and Exchange Commission (the “Staff” of the “SEC”) with respect to the above-captioned matter.

The October 2024 Comment Letter in pertinent part states the following:

“Correspondence dated June 20, 2024

“General

“1. We note your response to comment 1, disclosure that the incident has not had a material impact on the Bank’s operations, and the statement that "the Bank believes the incident will not materially impact the Bank’s financial condition or results of operations." Please confirm that, in future filings, where you have not determined that the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.”

We confirm to the SEC that, in future filings, where the Bank has not determined that the incident has had a material impact to the Bank or is reasonably likely to have a material impact to the Bank, including its financial condition and results of operations, the Bank will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.

* * * * *

We would be pleased to discuss this matter further with the Staff and to provide any additional information that it might require. We acknowledge that the Bank and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Office of Finance
Division of Corporation Finance
United States Securities and Exchange Commission
October 22, 2024

Very truly yours,

/s/ Paul Friend
Paul Friend
General Counsel

cc:	Jonathan West, Chief Legal Officer
Kevin Neylan, Chief Financial Officer
Lawrence Bard, Esquire

FEDERAL HOME LOAN BANK OF NEW YORK